EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES

RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED		SIX MONTHS ENDED
	June 30	June 30	June 30	June 30
	2006	2007	2006	2007
Shares of common stock outstanding for the entire period.	20,958,869	20,138,095	20,849,065	20,027,108
Issuance of 237,442 and 282,782 shares of common stock to the Company’s defined contribution plan in 2006 and 2007	117,822	118,750	157,512	180,441
Issuance of 526,650 and 332,052 shares of common stock under the 2004 equity incentive plan in 2006 and 2007	146,657	102,398	54,265	26,919
Issuance of 11,376 shares of common stock to the employee stock purchase plan in 2006	—	—	10,829	—
Weighted average shares of common stock outstanding	21,223,347	20,359,243	21,071,672	20,234,468
Net loss	$(10,988,310)	$(18,184,647)	$(41,623,638)	$(43,556,597)
Net loss per common share	$(0.52)	$(0.89)	$(1.98)	$(2.15)